UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Convocation of Annual General Meeting of Shareholders of Kookmin Bank

On March 11, 2015, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., resolved to convene the annual general meeting of shareholders for fiscal year 2014 as follows:

•	Date and Time: March 26, 2015, 1:30 p.m. (local time)

•	Venue: 13th Floor, Kookmin Bank, 26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul, Korea

•	Agenda:

1)	Approval of financial statements of Kookmin Bank for fiscal year 2014

2)	Appointment of directors of Kookmin Bank (four non-executive directors)

3)	Approval of the aggregate remuneration limit for directors of Kookmin Bank

4)	Approval of amendments to the Articles of Incorporation of Kookmin Bank

Nominees for Non-executive Directors of Kookmin Bank:

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office
Hahyun Jo	November 1955	• Professor, College of Economics, Yonsei University (Current) • Member, Risk Management Committee, Korea Trade Insurance Corporation • Chairman, Financial Risk Management Committee, Ministry of Employment and Labor • Chairman, Financial Risk Management Committee, Korea Post • Member, Fund Management Council, former Ministry of Construction & Transportation • Public Director, Investment Trust Association	—	Yes	1 year

Name	Date of Birth	Career (including current position)	Name of Other Entities of Which the Nominee Serves as a Director	New Appointment	Term of Office
Woochan Kim	January 1960

•       Managing Partner, Hansin Law Firm (Current)

•       Judge, Seoul Central District Court

•       Judge, Seoul High Court

•       Judge, Daegu District Court

•       Prosecutor, Western Seoul District Prosecutors’ Office

•       Prosecutor, Cheongju District Prosecutors’ Office

			Managing Partner, Hansin Law Firm	Yes	1 year
Soonae Park	October 1965	• Professor, Graduate School of Public Administration, Seoul National University (Current) • Policy Advisor, Korea Deposit Insurance Corporation • Non-standing Director, Government Employees Pension Service • Member, Public Corporation Performance Evaluation Committee, Ministry of Strategy & Finance	—	Yes	1 year
Seungwon Yoo	October 1965	• Professor, College of Business Administration and International Economics, Korea University (Current) • Deputy Dean, Korea University Business School (Current)	—	Yes	1 year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 11, 2015	By:	/s/ Jong-Hee Yang
(Signature)

	Name:	Jong-Hee Yang
	Title:	Deputy President